UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2012

Commission file number 1-7850

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SOUTHWEST GAS CORPORATION EMPLOYEES’ INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

SOUTHWEST GAS CORPORATION

5241 Spring Mountain Road, Post Office Box 98510
Las Vegas, Nevada 89193-8510
(702) 876-7237

FINANCIAL STATEMENTS AND EXHIBITS.

Listed below are all financial statements and exhibits filed as part of this annual report:

(a)
Financial statements, including statements of net assets available for benefits as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012 and notes to financial statements, together with the report thereon of PricewaterhouseCoopers LLP, independent registered public accounting firm.

(b)
Supplemental Schedule: Schedule H, Line 4i - Schedule of Assets (Held at End of Year).  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and not included herein have been omitted because they are not applicable.

(c)	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Southwest Gas Corporation Benefits Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

SOUTHWEST GAS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

By	/s/ Roy R. Centrella
Roy R. Centrella
Senior Vice President/
Chief Financial Officer
Southwest Gas Corporation

Dated:  June 20, 2013

SOUTHWEST GAS CORPORATION

EMPLOYEES’ INVESTMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2012 AND 2011 AND
FOR THE YEAR ENDED DECEMBER 31, 2012

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Southwest Gas Corporation Employees' Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Southwest Gas Corporation Employees' Investment Plan (the “Plan”) at December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Phoenix, Arizona
June 20, 2013

SOUTHWEST GAS CORPORATION
EMPLOYEES' INVESTMENT PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2012	2011

Assets:
Investments (see Notes 2 and 7)	$323,142,061	$300,985,582
Notes receivable from participants (see Note 2)	8,666,470	8,597,036
Other receivables (see Note 2)	177,238	68,063
Receivable from employer	42,996	47,542
Total assets	332,028,765	309,698,223

Net assets available for benefits	$332,028,765	$309,698,223

The accompanying notes are an integral part of these statements.

SOUTHWEST GAS CORPORATION
EMPLOYEES' INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2012
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (see Note 3)	$19,620,370
Interest and dividends	8,228,542
27,848,912
Less investment expenses	52,010
Net investment income	27,796,902

Interest on participant loans	461,861

Contributions:
Participant	14,853,121
Employer	4,569,703
19,422,824

Net additions	47,681,587

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	25,351,045
Net deductions	25,351,045

Net increase in net assets available for benefits	22,330,542

Net assets available for benefits:
Beginning of year	309,698,223
End of year	$332,028,765

The accompanying notes are an integral part of this statement.

(1) Description of Plan

The following description of the Southwest Gas Corporation Employees’ Investment Plan (the “Plan”), as amended, provides general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a voluntary defined contribution plan covering all employees of Southwest Gas Corporation (the “Company”).  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan’s assets invested in Company stock (consisting of (i) Company matching contributions and (ii) participant deferrals) are designated as an Employee Stock Ownership Plan (“ESOP”).  New employees are automatically enrolled in the Plan after 30 days unless they elect not to participate.

The ESOP invests primarily in qualifying employer securities.  The non-ESOP portion of the Plan is a profit-sharing plan that is qualified under Code Sections 401(a) and 401(k).  The ESOP portion of the Plan is a stock bonus plan and an employee stock ownership plan that is qualified under Code Sections 401(a) and 4975(e)(7) and described in ERISA Section 407(d)(6).  The profit-sharing plan and the ESOP together are a single plan under Treasury Regulation Section 1.414(1)-1(b)(1).  The Plan satisfies the requirements of ERISA and the trust fund maintained under the Plan is tax-exempt under Code Section 501(a).

Contributions

Participants may contribute from 2% to 60% of their annual base wages.  However, contributions may not exceed amounts promulgated by the Internal Revenue Code.  The Company contributes to the Plan an amount equal to 50% of a participant’s contribution.  The Company’s maximum contribution is 3.5% of a participant’s annual base compensation.  Deferral percentages elected by participants are also applied to overtime earnings, however they are not matched by the Company.

Participants’ Accounts

Each participant account is credited with the participant’s contribution and the portion contributed by the Company.  The portion contributed by the participant is invested in the various funds according to the direction of the participant.  The Company contributions are initially deposited in the Southwest Gas Stock Fund, but participants may immediately transfer Company matching contributions between and among other available funds.  Upon attaining age 50, participants may elect to invest future Company matching contributions directly in any available fund.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  Vesting in the contributions made by the Company and in the earnings thereon is based on years of continuous service.  Participants are fully vested in dividends paid in the Southwest Gas Stock Fund without regard to whether the participant is vested in the Southwest Gas stock with respect to which the dividend is paid.  The following table shows the vesting schedule of Company contributions and the earnings thereon other than dividends on the Southwest Gas Stock Fund.

Vested
Years of Service	Percentage

One but less than two	20
Two but less than three	40
Three but less than four	60
Four but less than five	80
Five and over	100

In the event of death, attainment of age 65, or total disability of a participant, Company contributions become fully vested irrespective of the years of service at the date of termination.  Forfeitures as a result of a participant’s termination prior to vesting, that are not utilized to restore prior benefits or to pay benefits to previously unlocated participants and beneficiaries, are reallocated to the remaining participants on a quarterly basis based on the employer contribution ratio.  For the years ended December 31, 2012 and 2011, forfeitures of non-vested accounts reallocated to participants were approximately $58,000 and $20,000, respectively.

Participant Loans

The Plan provides that participants may borrow against the contribution and rollover balances in their accounts, subject to certain limitations specified in the Plan.  Funds for loans are obtained through the liquidation of participants’ investment accounts. Payments on the loans include interest at a rate that approximates the prime rate, plus two percent.  At December 31, 2012, outstanding loans had annual interest rates ranging from 5.25% to 9.75% maturing through 2017.  Principal and interest payments on a participant’s loan will be credited to the participant’s contribution and rollover accounts in the same ratio as ongoing investment elections. The maximum repayment period for participant loans is five years.

Payment of Benefits

If a participant terminates employment with the Company as a result of retirement, death, or permanent and total disability, such participant, or designated beneficiary in the case of death, will be entitled to receive an amount equal to the value of his account as soon as practicable following termination of employment.  Distributions from the Southwest Gas Stock Fund will be made in the Company’s common stock plus cash in lieu of fractional shares.  A participant may apply to the Plan Committee to request a single lump sum payment in cash for the value of the Company’s common stock otherwise distributable to the participant.  Lump sum distributions from other funds will be paid in cash.

Distributions under the Plan will begin as soon as practicable, but not later than April 1 following the end of the Plan year in which the participant attains age 70-1/2 or terminates employment, if later.  If the participant’s vested account balance is less than $5,000, the participant may request a lump-sum distribution or direct that the amount be rolled-over into an Individual Retirement Account (“IRA”).  If the participant’s vested account balance is greater than $5,000, the participant may remain in the Plan, receive a lump-sum distribution, or roll-over the account into an IRA.  A participant who is terminated and does not elect to take a distribution will continue to receive his share of investment income on all vested portions of his accounts until electing to receive distributions from the Plan.  Beneficiaries of a participant have no more than five years after the participant’s death to request payment.

A participant or surviving spouse, if the designated beneficiary, is permitted to make partial withdrawals as long as minimum distribution requirements are met.

Plan Expenses

Plan-related expenses and any other costs of administering the Plan will be paid with funds from the Plan unless paid by the Company at its discretion.  The Company paid all Plan expenses, except loan origination and maintenance fees, during 2012.  Loan origination and maintenance fees paid by Plan participants for the year ended December 31, 2012 were $52,010.

Plan Administration

Fidelity Management Trust Company acts as the trustee and Fidelity Investments Institutional Operations Company performs all recordkeeping of the Plan.

(2) Summary of Accounting Policies

The following information describes the Plan’s accounting policies:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 7 for a discussion of fair value measurements.

Purchases and sales of securities are generally valued on an end-of-trade-date pricing basis with the exception of exchanges in and out of the Southwest Gas stock fund.  When buying Company stock, the stock purchase will be processed on the trade date in real-time pricing.  When selling Company stock, the stock sale will be processed on the trade date in real-time pricing, and the exchange into another investment option will be processed three business days after the trade date (in accordance with normal securities settlement practice).  Exchanges in and out of Company stock are generally reflected in participant accounts the day following the trade date.  Contributions, loans, and withdrawals involving Company stock are not subject to real-time trading.  Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants (Participant Loans)

Notes receivable from participants (participant loans) are measured at their unpaid principal balance plus any accrued but unpaid interest.

Other Receivables

Other receivables consist primarily of unsettled trades.

Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks as well as changes in prevailing market and interest rates, increases in defaults and credit rating downgrades.  Due to the level of risk associated with certain investment securities and the amount invested in the Company’s common stock, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

(3) Investments

Investments representing 5% or more of Plan net assets are:

	December 31,
	2012	2011
Southwest Gas Corporation Common Stock
(1,936,578 and 1,969,291 shares, respectively)	$82,130,262	$83,675,186
Fidelity Contrafund Class K
(700,223 and 753,358 shares, respectively)	54,274,267	50,783,884
Fidelity Money Market Trust: Retirement Money Market Portfolio
(30,115,355 and 33,107,464 shares, respectively)	30,115,355	33,107,464
Vanguard Total Bond Market Index Institutional Fund
(2,251,045 and 1,769,933 shares, respectively)	24,964,087	19,469,266
Fidelity Low-Priced Stock Fund Class K
(524,869 and 520,871 shares, respectively)	20,716,561	18,595,100
Fidelity Freedom 2020 Fund
(1,634,698 and 1,354,437 shares, respectively)	21,888,604	16,835,652

During 2012, Plan investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value by $19,620,370 as follows:

Southwest Gas Corporation common stock	$4,625
Mutual funds	19,615,745
$19,620,370

(4) Related-Party Transactions

Since the Company’s common stock is an investment held by the Plan, investments in this common stock represent transactions with parties-in-interest.  Certain other plan investments are short-term deposits and investments, and shares of mutual funds managed by Fidelity Management Trust Company, the Trustee as defined by the Plan.  These certain plan investments qualify as parties-in-interest transactions for which a statutory exemption exists.  During the year ended December 31, 2012, the Plan made purchases of approximately $15.9 million and sales (including distributions) of approximately $17.5 million of Company common stock.  Participant loans qualify as party-in-interest transactions.  At December 31, 2012 and 2011, participant loans were $8,666,470 and $8,597,036, respectively.  Fees paid by participants to the Trustee for administrative services were $52,010 for the year ended December 31, 2012.  The following table represents investments held by related parties:

Related-Party Transactions

December 31,	2012	2011
Southwest Gas Corporation	$82,130,262	$83,675,186
Fidelity Management Trust Company	165,933,501	152,148,908
	$248,063,763	$235,824,094

(5) Plan Termination

Although the Company expects to continue the Plan indefinitely, it reserves the right to amend or terminate the Plan at any time.  Upon termination, partial termination, or complete discontinuance of contributions to the Plan, Company contributions will become fully vested.

(6) Federal Income Taxes

In April 2003, the Company received a favorable determination letter from the Internal Revenue Service (“IRS”) stating that the Plan, amended and restated effective October 1, 2001, qualifies for deferred tax treatment of contributions under Section 401(k) of the Internal Revenue Code (“IRC”).  The Plan has been amended subsequent to the April 2003 letter, and a new determination letter was requested from the IRS on January 25, 2011.  The Plan has not yet received the new determination letter.  However, the Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan.  Management evaluated the Plan's tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require recognition or disclosure in the financial statements.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

(7) Fair Value Measurements

U.S. GAAP states that a fair value measurement should be based on the assumptions that market participants would use in pricing the asset or liability and establishes a fair value hierarchy that ranks the inputs used to measure fair value by their reliability.  The three levels of the fair value hierarchy are as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities that a company has the ability to access at the measurement date.

Level 2 - inputs other than quoted prices included within Level 1 that are observable for similar assets or liabilities, either directly or indirectly.

Level 3 - unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The Plan provides for investments in various investment securities including common stock of the Company. The assets held by the Plan, excluding temporary cash investments, are traded in active exchange markets; their estimated fair values were determined at December 31, 2012 using published market closing prices.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.  There have been no changes in fair value methodologies used at December 31, 2012.

The following table sets forth, by level within the fair value hierarchy, the Plan’s assets that were accounted for at fair value.

Level 1 - Quoted Prices in Active Markets for Identical Financial Assets
	December 31, 2012	December 31, 2011
Assets at fair value:
Mutual funds:
Equity
Large capitalization	$73,510,129	$68,007,873
Medium capitalization	20,716,561	18,595,100
Small capitalization	20,345,592	19,091,674
International	10,532,757	9,376,559
Equity and bond/life cycle
Retirement dates 2000 - 2010	7,442,662	8,288,525
Retirement dates 2015 - 2030	43,664,786	34,446,552
Retirement dates 2035 - 2055	8,572,403	5,971,073
Fidelity Freedom Income Fund	1,146,123	955,010
Bond	24,964,370	19,469,563
Money market	30,115,355	33,107,464
	241,010,738	217,309,393
Southwest Gas Corporation common stock	82,130,262	83,675,186
Temporary cash investments	1,061	1,003
Total level 1 assets	$323,142,061	$300,985,582

No assets fell within Level 2 or 3 of the fair value hierarchy.

The mutual funds and Southwest Gas Corporation common stock held by the Plan are listed and regularly traded on a national securities exchange and are valued at quoted market prices as of the last business day of the calendar year.

Large Capitalization – The large capitalization funds invest primarily in value and growth stocks of U.S. and foreign issuers.  Two of the funds select investments by analyzing each issuer’s financial condition and industry position, as well as market and economic conditions, while the other uses a “passive management” approach to replicate the Standard & Poor’s 500 Index.

Medium Capitalization – The medium capitalization fund invests primarily in common stocks.  At least 80% of assets held are in low-priced stocks (those priced at or below $35 per share), which can lead to investments in small and medium-sized companies.  Investments are made using fundamental analysis of factors such as each issuer’s financial condition and industry position, as well as market and economic conditions.

Small Capitalization – The small capitalization funds invest primarily in equity securities of small companies.  The funds typically invest in common stocks, preferred stocks, convertible securities, and equity interests in trust.  During 2012, one of the underlying funds changed from Investor Class shares to Institutional Class shares, supporting a lower expense ratio.  The funds employ analysis that contains elements of traditional dividend discount and earning yield models and determine the attractiveness of individual securities through evaluation of growth and risk characteristics of the underlying company relative to the overall market.

International – The international fund invests predominantly in the stocks of companies located outside the United States and is expected to diversify its assets across developed and emerging markets in Europe, the Far East, and Latin America.  In selecting stocks, the funds advisors evaluate foreign markets around the world and choose large, medium and small capitalization companies considered to have above average growth potential.  The fund uses multiple investment advisors.

Equity and Bond/Life Cycle Funds – The equity and bond/life cycle funds include a combination of underlying equity, fixed-income, and short-term funds using an asset allocation strategy appropriate for specific retirement dates.  As the retirement date approaches, the asset allocation strategy becomes increasingly conservative until it reaches approximately 15% in domestic equity funds, 5% in international equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds (approximately 10 to 15 years after retirement). Ultimately, each life cycle fund will merge with the Freedom K Income Fund.

Bond – The bond fund employs a “passive management” or indexing investment approach designed to track the performance of the Barclays U.S Aggregate Float Adjusted Index.  This index represents a wide spectrum of public, investment-grade, taxable, and fixed income securities in the United States, including government, corporate, and international dollar-denominated bonds, as well as mortgage-backed and asset-backed securities, all with maturities of more than one year.

Money Market – The money market fund invests in United States dollar-denominated money market securities of domestic and foreign issuers and repurchase agreements and potentially enters into reverse purchase agreements, with more than 25% of total assets in the financial services industry.  The investing is in compliance with industry-standard requirements for money market funds for the quality, maturity, and diversification of investments.

The investment objectives and strategies for the Employee Investment Plan are developed and approved by the Pension Plan Investment Committee of the Board of Directors of Southwest Gas Corporation.  They are designed to provide a diversified group of investments offering competitive levels of yield and prudent assumptions of investment risk, to enhance capital and maintain liquidity.

(8) Subsequent Events

Management of the Plan monitors events occurring after the Statement of Net Assets Available for Benefits date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued or disclosures to be made, and has reflected them where appropriate.

			SCHEDULE I

	SOUTHWEST GAS CORPORATION
	EMPLOYEES’ INVESTMENT PLAN

	E.I.N. 88-0085720

	SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
	AT DECEMBER 31, 2012

	Identity and Description of	Number of	Current
	Investment	Shares	Value

*	Southwest Gas Corporation Common Stock	1,936,578	$82,130,262

	Brown Capital Management, Inc. Small Company Institutional Fund	168,320	8,533,805

	Vanguard Institutional Index Fund	84,883	11,078,911

	Eaton Vance Large Cap Value I	417,235	8,156,951

*	Fidelity Contrafund Class K	700,223	54,274,267

*	Fidelity Freedom 2000 Fund Class K	29,799	352,223

*	Fidelity Freedom 2005 Fund Class K	26,314	332,342

*	Fidelity Freedom 2010 Fund Class K	524,697	6,758,097

*	Fidelity Freedom 2015 Fund Class K	823,431	10,671,662

*	Fidelity Freedom 2020 Fund Class K	1,634,698	21,888,604

*	Fidelity Freedom 2025 Fund Class K	380,653	5,169,273

*	Fidelity Freedom 2030 Fund Class K	432,598	5,935,247

*	Fidelity Freedom 2035 Fund Class K	152,590	2,116,424

*	Fidelity Freedom 2040 Fund Class K	262,980	3,658,055

*	Fidelity Freedom 2045 Fund Class K	117,517	1,655,816

*	Fidelity Freedom 2050 Fund Class K	67,763	956,808

*	Fidelity Freedom 2055 Fund Class K	18,623	185,300

*	Fidelity Freedom Income Fund Class K	98,127	1,146,123

*	Fidelity Low-Priced Stock Fund Class K	524,869	20,716,561

*	Fidelity Money Market Trust: Retirement Money Market Portfolio	30,115,355	30,115,355

	Vanguard Total Bond Market Index Institutional Shares	2,251,045	24,964,087

*	Fidelity U.S. Government Reserve	283	283

	Vanguard International Growth Fund Admiral Shares	171,879	10,532,757

	Lord Abbett Small Cap Value Fund	345,677	11,811,787

*	Temporary Cash Investments	1,061	1,061
			323,142,061

*	Participant Loans (with interest ranging from 5.25% to 9.75%)		8,666,470

			$331,808,531

	* A party-in-interest for which a statutory exemption exists.

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-155581) of Southwest Gas Corporation of our report dated June 20, 2013 relating to the financial statements of Southwest Gas Corporation Employees' Investment Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

Phoenix, Arizona
June 20, 2013